December 7, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:    Owens & Minor, Inc.
Form 10-K for Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-09810

Ladies and Gentlemen:
The response of Owens & Minor, Inc. (the “Company” or “Owens & Minor”) to your letter dated November 27, 2018, regarding the above-referenced filing of the Company, is set forth below.
For convenience, the comment contained in your letter is presented (displayed in italics) below, followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights
Use of Non-GAAP Measures, page 18

1.
We note your computations of non-GAAP measures Adjusted Operating Earnings, Adjusted Net Income and Adjusted EPS exclude acquisition related intangible assets amortization. Please tell us how you determined the adjustments to exclude the amortization of certain acquired intangible assets do not substitute individually-tailored income or expense recognition methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response
The Company respectfully acknowledges the Staff’s Comment, but believes that its treatment of the amortization of intangible assets during the periods covered by the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 was not an individually-tailored expense recognition method that was in violation of Rule 100(b) of Regulation G and therefore precluded under the Staff’s guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“CDI 100.04”). The Company believes that including an adjustment to exclude the amortization of intangible assets in the Company’s non-GAAP Adjusted Operating Earnings, Adjusted Net Income and Adjusted EPS enhances the comparability of our results between periods and provides additional information and transparency to investors on adjustments and other items that are not indicative of the Company’s current and future operating performance.

The Company excludes the non-cash amortization expense of all definite lived intangible assets from its non-GAAP measures because the expense can vary significantly as a result of specific events, and is not reflective of our operating investments, the costs of manufacturing and/or distributing products, and the other ongoing costs to support our operating structure. The adjustment described as an adjustment for acquisition related intangible assets amortization presented in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations is also disclosed as the amount of total amortization expense for intangible assets in Note 8 - Goodwill and Intangible Assets of the accompanying Notes to the Consolidated Financial Statements for the periods presented.

In determining that the adjustment to exclude the amortization of intangible assets to arrive at Adjusted Operating Earnings, Adjusted Net Income and Adjusted EPS does not substitute individually-tailored income or expense recognition methods for those of GAAP, the Company considered the criteria as provided in CDI 100.04. Based on the Company’s evaluation of CDI 100.04 and Rule 100(b) of Regulation G and the various definitions provided therein, the Company determined that the adjustment to exclude the amortization of intangible assets does not constitute an individually-tailored expense recognition method. The Company is removing the entire amount of amortization expense of intangible assets when determining Adjusted Operating Earnings, Adjusted Net Income and Adjusted EPS, and going forward will remove the entire amount of amortization expense of intangible assets, not simply a portion thereof relating to acquisition-related intangible assets.

The Company presents non-GAAP adjusted net earnings in a manner that is transparent. Owens & Minor began the practice of recording this adjustment in the second quarter of 2017 in contemplation of two significant acquisitions. The Company has also provided investors with relevant details for each adjustment to allow them to assess the usefulness of the adjustment. Further, the Company has performed benchmarking against its peer group companies and noted similar adjustments for intangible asset amortization in the calculation of non-GAAP measures, as the impact of such amortization can vary significantly from company to company depending upon the nature and extent of acquisition activity.

Based on consideration of the Staff’s comment, the Company proposes to revise, in future filings, the description included within the Use of Non-GAAP Measures relating to intangible asset amortization to remove reference to “acquisition-related” intangible amortization and “certain” intangible assets and specify that the Company excludes the amortization of all intangible assets.

Should you have any questions or require further information, please feel free to contact me at (804) 723-7937.

Sincerely,

/s/ Robert S. Snead
Robert S. Snead
Interim Chief Financial Officer

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